 PSYCHIATRIC HEALTH DIRECT CORPORATION

100 Caniff Lane
Cary, NC 27519
(919) 623-2554

1.0 Executive Summary

Psychiatric Health Direct Corporation (PHDC) provides psychiatric testing for hospitals, doctors, and corporations. An aging population and health-care crisis create opportunities for PHDC. Outsourced psychiatric testing is growing and PHDC is challenging larger rivals such as HMO’s and other healthcare service providers. PHDC operates two primary businesses: “risk assessment” for corporations and diagnostic services for medical providers. The firm is not immune to the changeable political winds that buffet U.S. healthcare but the critical nature of PHDC’s business allows us to weather the storm.

The firm has shown a 20% annual growth. We have good organic growth and good acquisition potential. PHDC has a market value of about $10 million. The whole market is getting larger, and we are in the pack. We have plans for expansion into Virginia and South Carolina within the next 12 months in order to capture a wider market for our services.

1.1 Objectives

The principal objectives of PHDC are the following:

 1. To achieve a 20% market penetration in the outsourced psychiatric testing market by the year 2006.
2. To achieve $24 million in revenue by the year 2006.
3. To raise $250,000 in Common Stock IPO in the first half of 2005.
4. To raise $5 million in Common Stock IPO in the latter half of 2005.

1.2 Mission

The mission of PHDC is to design, develop, and market new psychiatric testing services and products in the medical assessment field. The technologies will fill market niches that account for a minimum of $20 million dollars in potential sales. Each market product will fill a current need in medical assessment by improving upon an existing technology or by designing a product to serve a need that is clearly defined and acknowledged by medical professionals. Each product shall be priced to appeal to a managed-care market that stresses lowest cost of total treatment parameters.

1.3 Keys to Success

The keys to success for PHDC are as follows:

1. Initial Public Offerings.
2. The ability to generate revenue through market expansion into Virginia and
South Carolina.
3. Successful implementation of sales and marketing plan to U.S. managed care and corporate markets to obtain a minimum 10% market share in the third full year to generate $24 million in revenue.
4. Increased product development and continued market share gains to produce
$34.5 million revenue company by year five.

2.0 Company Summary

PHDC will develop and market psychiatric assessments through multiple distribution channels both domestic and foreign. The company is currently developing its technologies to final product and approval stage. It is, also, seeking to establish its corporate identity in the medical assessment field. Growth strategy calls for the following objectives:

1. Complete the IPO process.
2. Establish corporate identity, brand names, and trademarks.
3. Establish a medical advisory board.
4. Build staff, infrastructure, and retain consultants for trial and compliance issues.
5. Conduct testing trials.
6. Continue R & D and product development.

2.1 Company Ownership

PHDC is a North Carolina “C” corporation.

Its founding shareholders are:

Dr. Anne Edwards (1,000,000 shares)

2.2 Business Summary

The key elements in the Business Plan for PHDC are the following:

1. The establishment of corporate identity.
2. The locations of doing business.
3. Funding of future expansions.
4. Salary for the three key managers.
5. Formulation of Strategic Plan. Raising capital through IPO’s.

$215,000 was raised from the initial start-up, and this funding came in early 2003. The initial tasks have either been completed successfully or are in the final process of completion. These were treated purely as start-up expenses by this plan. $128,000 was treated as cash-on-hand as of the start of this plan May 2003. The remainder of the start-up capital required as well as capital required for the continuation of operations in the first 1 ½ to 2 years was provided by private investor funding.

2.3 Company Locations and Facilities

PHDC business offices are located at 100 Caniff Lane, Cary, North Carolina 27519. Phone is (919) 623-2554 and Fax is (919) 387-4881. These offices (valued at $215,000) are owned by Psychiatric Health Direct Corporation. This business plan calls for the establishment of corporate offices in Virginia and South Carolina including R & D facilities.

3.0 Products

PHDC will market two distinct products:

1. Risk Assessments for corporations that include employee applicant screenings for potential personnel problems or health handicaps.
2. Diagnostic services for medical providers that include patient evaluations for private services.

The technology used in these products is standardized through the AMA and APA.

3.1 Product Description

PHDC Screening has relationships with corporations across North Carolina. Companies are eager to find ways to reduce insurance costs and provide benefits to employees. The results of our screenings are staggering. Of the customers screened, 8-10 percent showed some type of abnormality, while 2-3 percent were rated in the severe category and were encouraged to follow-up with their doctor on the same day of screening.

In the event of a significant mental illness, there is work loss on the part of the employee, with time spent in the hospital and recovery. Employers should take into account the costs of retraining a new employee, increased insurance premiums, and the loss of morale from the remaining staff who are sharing the work load of the ill person.

PHDC Screening can do the following for a company:

1. Reduce expenses that coincide with long-term medical care.
2. Help keep insurance premiums at the lowest amount possible.
3. Assist in the utilization of your employees’ Section 125 plan.
4. Enhance your flexible benefit goals.
5. Provide free educational workshops for your employees, teaching them the risk factors and warning signs of these particular mental health diseases.
6. Provide screening services on-site for your employees.
7. Reduce loss of productivity due to health-related issues.
8. Increase morale by diminishing undue stress related to employee absenteeism.

PHDC Assessment provides a comprehensive range of mental health testing for hospitals and doctors. A full spectrum of psychiatric disorders are addressed including mood and thought disorders and, also, specialized diagnostics of depression, dual diagnosis, eating disorders, psychological trauma, and anxiety disorders.

4.0 Market Analysis Summary

The two key factors influencing discussion of PHDC’s market are the medical procedures and product usage statistics and the customer or chain of distribution considerations.

In both cases the trends are upwards in the favor of PHDC. Employee Screening and Psychiatric Assessment are growing rapidly and managed care stresses lowest cost of total treatment. Both offer great market potential to PHDC.

4.1 Industry Analysis

The health care industry in the United States has been dominated by managed care and hospital buying groups. Lowest total cost treatment has been the evolution of the pricing model. PHDC is ideally positioned to capitalize on this trend. There has been a rapid trend to packaged Screening and Assessment from the previous norm of individual and private testing for the following reasons:

1. Fewer testing discrepancies.
2. Better control of patient care.
3. Lower risk of undiagnosed diseases.
4. Reduction of over-all treatment cost.
5. Positioned ideally for managed care.
6. Current research studies available.

The growth of Health Care Screening and Assessment has been as high as 30% per quarter according to the AMA and APA. The top 25 to 50 customers in each market may account for as much as 70% of the potential business, making it easy to target customers with multi-channel tiered strategy. The foreign markets may be penetrated initially with as few as four key distributors.

4.2.1 Industry Participants

No firm has a product competitive with PHDC. Managed care providers such as Humana, Kaiser, Blue Cross, etc, are easily identified. Hospital groups are, also, easily identified as are physician groups and corporations. An experienced Sales and Marketing Team to effectively attack these channels is imperative.

4.2.2 Distribution Patterns

Distribution patterns in the health care industry are such that the large buying groups dictate what products are used for certain procedures throughout their sphere of influence. Thus, our products could be mandated or forced out for thousands of patients due to their health plan or hospital group. Others recommend several alternatives which require physician education and intervention.

Distributors are key to foreign markets.

4.2.3 Competition and Buying Patterns

Time saving and effectiveness are the key economic parameters. PHDC will succeed based upon the capability of its products. They are already competitively priced, except they are more effective. After initial market resistance to any new product, PHDC’s products can grow to dominate a market segment, in this case distinct Screening and Assessment applications.

Psychiatric Screening is a huge and growing market. The market for Psychiatric Assessment is a currently existing one with accurate, up-to-date data. This clearly defined market represents one of the fastest growing segments in the medical industry. The reason is that doctors are transitioning rapidly from the old and traditional Assessment procedures to packaged procedures.

The entire Psychiatric Screening market is a $1 billion annual market. Nationally, Assessments account for more than 1.2 million procedures per year. The trend from traditional to packaged procedures has been rapid.

5.0 Strategy and Implementation Summary

PHDC will pursue specific, definable, market segments with a multi-tiered, multi-channel approach. We will leverage our technologies with a direct sales and distribution strategy using established distributors.

We will look to domestic markets with established distributors, and then foreign markets will follow. Large groups and plans will be targeted first.

5.1 Marketing Strategy

Marketing will follow from industry and trade and physician awareness campaigns to specific executions directed at specific customer segments. The top tier of 20 to 30 customers in each segment will be attacked first. Only a few sales hits in these top tiers will enable achievement of targeted forecasts. PHDC will achieve its sales goals from direct and distributed presentations and company information. Worldwide sales through marketing representatives will provide needed cash flow.

5.1.1 Pricing Strategy

Pricing for PHDC Screening and Assessment is $2000 per unit. Quantity discounts remain possible in negotiations with major buying groups.

 5.1.2 Promotion Strategy

Public relations, industry media, will help in over-all industry awareness plans. Feature articles and product reviews will help awareness. All will be integrated with physician materials and training video tapes.

PHDC has already worked closely with psychologists and physicians to design its products. As an outgrowth of our Doctors Advisory Board, PHDC will actively recruit allied psychologists and physicians with sponsored events and seminars. Every major market area will be targeted. An annual event will, also, be sponsored.

5.1.3 Sales Strategy

PHDC’s sales strategy is to open domestic markets in Virginia and South Carolina in addition to the existing one in North Carolina. To fully exploit them in 2005 will be initiated along with the penetration already in existence. Then our strategy is to grow both markets up to a 10% penetration.

5.2.1 Sales Forecast

This sales forecast includes small sales into the international market.

5.2.2 Sales Programs

Sales programs include direct presentations to domestic corporations. Sales materials, video training tapes, and support materials will be produced. Physician material will be included.

Presentations will be by personal contact, direct mail, public relations, and media directed at key industry segments.

In addition electronic marketing will be deployed whenever it fits with the buying patterns of a key group.

A website and electronic commerce site will be utilized to cultivate direct sales to key industry groups.

5.3 Milestones

The following are the key milestones for the next year (2005) of operations:

1. IPO was successfully completed.
2. The business plan has been completed.
3. All other first year milestones are currently on target time wise and budget wise.

6.0 Management Summary

The founders of PHDC are Anne Edwards, Ernest Fox, and Martha Fox. Anne will serve as President and CEO. Ernest will serve as Vice-President of Personnel and Credentialing. Martha will serve as Vice President of Corporate Development and Marketing.

Ernest will handle responsibility for assessor performance and compliance.

Martha will handle strategic growth plans, capitalization, and marketing.

Reporting to Ernest will be additional consultants and personnel as needed in the early going.

7.0 Financial Plan

Even after successfully completing the first IPO of $250,000, a second round IPO is potentially available in the $5 million range. We have planned for additional capital input in the second half of 2005 as a safety net for cash flow/cash balance.

However, cash flow achievement within the parameters of the indicated plan plus a second round IPO will lead to the best value for shareholders. Then, strategy can dictate the best valuation.